Alston&Bird llp

2828 N. Harwood Street

Suite 1800

Dallas, TX  75201-2139

214-922-3400

Fax: 214-922-3899

www.alston.com

Aaron C. Hendricson	Direct Dial: 214-922-3412	Email: aaron.hendricson@alston.com

December 28, 2015

VIA UPS NEXT-DAY AIR DELIVERY

Jennifer Gowetski, Special Counsel Office of Real Estate and Commodities Division of Real Estate Finance U.S. Securities and Exchange Commission 100 F Street, Mail Stop 3233 Washington, DC 20549

Re:	Hartman VREIT XXI, Inc. File No. 333-207711

Dear Ms. Gowetski:

This letter sets forth the response of our client, Hartman vREIT XXI, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated November 25, 2015 regarding the Issuer’s Registration Statement on Form S-11 (the “Registration Statement”) related to the Issuer’s offering of its common stock (the “Offering”).  In connection with the submission of this correspondence, the Issuer has also filed Amendment No.1 to the Registration Statement (“Amendment No. 1”) with the Commission via EDGAR. Enclosed herewith please find a blacklined version of Amendment No. 1 which is marked to show changes to the initial Registration Statement. For convenience of reference, this response letter includes the same caption and paragraph number, as well as the text of the comment, set forth in your November 25, 2015 comment letter followed by the Issuer’s response.  References to page numbers in the Issuer’s responses are references to page numbers of Amendment No. 1.

General

1.        Comment:

Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales material proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5 and CF Disclosure Guidance Topic No. 3.

Response:

The Issuer undertakes to provide the Commission with all promotional and sales materials and other sales literature, including materials that will only be used by broker-dealers, prior to use, as required by Item 19.D of Industry Guide 5 (“Guide 5”) and CF Disclosure Guidance Topic No. 3.

2.        Comment:

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

This response shall serve as confirmation that neither the Issuer nor any person authorized to act on its behalf has engaged in, or intends to engage in, oral or written communications with potential investors that are qualified institutional buyers or institutional accredited investors in reliance on and pursuant to Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”).

3.        Comment:

Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division´s Office of Mergers and Acquisitions at 202-5513440.

Response:

The Issuer has analyzed the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to its share repurchase program and has determined that the elements of its share repurchase program are consistent with the relief granted by the Division of Corporation Finance in prior no action letters.

4.        Comment:

We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response:

The Issuer has analyzed the applicability of Regulation M to its share repurchase program and has determined that the elements of its share repurchase program are consistent with the class relief granted by the Division of Market Regulation.

5.         Comment:

Please confirm that you have provided your policies with respect to each activity listed in Item 12 of Form S-11. Refer to Instruction 1 to Item 12 of Form S-11.

Response:

The Issuer hereby confirms that it has disclosed its policies with respect to each activity listed in Item 12 of Form S-11 as described on the following pages of Amendment No. 1:

(1)

To issue senior securities. This disclosure can be found on page 130 of Amendment No. 1.

(2)

To borrow money. This disclosure can be found on pages 94-95 of Amendment No. 1.

(3)

To make loans to other persons. This disclosure can be found on page 87 and 96-97 of Amendment No. 1.

(4)

To invest in the securities of other issuers for the purpose of exercising control. This disclosure can be found on page 97 of Amendment No. 1.

(5)

To underwrite securities of other issuers. This disclosure can be found on page 97 of Amendment No. 1.

(6)

To engage in the purchase and sale (or turnover) of investments. This disclosure can be found on pages 96-97 of Amendment No. 1.

(7)

To offer securities in exchange for property. This disclosure can be found on page 144 of Amendment No. 1.

(8)

To repurchase or otherwise reacquire its shares or other securities. This disclosure can be found on pages 135-138 of Amendment No. 1.

(9)

To make annual or other reports to securities holders, indicating the nature and scope of such reports and whether they will contain financial statements certified by independent public accountants. This disclosure can be found on page 143 of Amendment No. 1.

Prospectus Cover Page

6.         Comment:

Please confirm that your cover page will not exceed one page. To that end, we note the initial paragraph contains descriptions of your intended investments which may be more appropriate in the summary. Refer to Item 501 of Regulation S-K.

Response:

The Issuer hereby confirms that its cover page will not exceed one page.

7.        Comment:

Please revise your first bullet point risk factor to state that you are not ever required to provide liquidity.

Response:

The Issuer has amended the first bullet point risk factor of Amendment No. 1 as follows:

“Shares of our common stock are illiquid. No public market currently exists for our shares, and our charter does not require us to liquidate our assets or list our shares on an exchange by any specified date, nor does it ever require that we provide a liquidity event for our shareholders. If you purchase shares in this offering, it will be difficult for you to sell your shares, and if you are able to sell your shares, you will likely sell them at a substantial discount.”

Prospectus Summary, page 12

What fees will you pay to the Advisor and its affiliates?, page 20

8.         Comment:

Please revise to clarify that these fees can be increased without stockholder consent.

Response:

The Issuer has revised the disclosure on page 20 of Amendment No. 1, and elsewhere as appropriate, as follows:

“The following table summarizes all of the compensation and fees we will pay to our Advisor and its affiliates, including amounts to reimburse their costs in providing services. These fees can be increased without shareholder consent.”

9.        Comment:

We note that you reimburse your Advisor for organization and offering costs it incurs on your behalf. Please revise to disclose the amount of organization and offering costs it has incurred on your behalf to date. To the extent that you revise your amount, please update your disclosure elsewhere in the filing as appropriate.

Response:

The Issuer has revised the disclosure on page 17 of Amendment No. 1, and elsewhere as appropriate, to add the following:

“To date, our Advisor has incurred $186,205 of organization and offering costs on our behalf.”

Reimbursement of Other Organization and Offering Expenses –Advisor and its affiliates, page 21

10.       Comment:

We note your disclosure indicates an estimate of 3% of gross offering proceeds for organization and offering expenses if only the minimum offering were to be sold. Please provide us with a calculation arriving at the amount in your table of $15,000 with respect to the minimum offering. To the extent that you revise your amount, please update your disclosure within the Use of Proceeds section on page 66 and elsewhere in the filing as appropriate.

Response:

The Issuer has clarified the disclosure on pages 17-18 of Amendment No. 1, and elsewhere as appropriate, to indicate that if the Issuer raises only the minimum offering amount (of $1,000,000) in the offering, organization and offering expenses (other than selling commission and dealer management fees) will be $30,000. This disclosure is consistent with the figures provided in the Use of Proceeds table included in Amendment No. 1.

Acquisition Expenses – Advisor or its affiliates, page 21

11.       Comment:

We note your disclosure that you will reimburse your Advisor for amounts it pays in connection with the acquisition or development of a property, whether or not the company ultimately acquires the asset. Please include a risk factor addressing this situation or advise.

Response:

The Issuer has included the following risk factor, which addresses the reimbursement of Hartman XXI Advisors, LLC (the “Advisor”) for amounts it pays in connection with the acquisition of development of a property, whether or not the company ultimately acquires the asset, on page 36 of Amendment No. 1:

“We will reimburse our Advisor for amounts it pays in connection with the acquisition or development of a property whether or not we ultimately acquire the asset.

We rely on our Advisor to locate and acquire properties on our behalf.  To the extent that we reimburse our Advisor for expenses incurred and a property is not acquired, there will be less funds available for investment in other properties.  The failure to close on an acquisition of a property will mean that expenses have been incurred without the ability to recoup those expenses from the operation of the property and could reduce the distributions you may receive.”

Risk Factors, page 33

12.       Comment:

Please include risk factor disclosure of the difficulty of terminating your Advisor, even for poor performance, because the termination will trigger a one-time payment in the form of cash or shares in connection with the redemption of the Advisor’s special limited partnership interests.

Response:

The Issuer has included the following risk factor, which addresses the difficulty of terminating the Advisor, even for poor performance, because the termination will trigger a one-time payment in the form of cash or shares in connection with the redemption of the Advisor’s special limited partnership interests, on page 32 of Amendment No. 1:

“Terminating our Advisor, even for poor performance, other than a termination of our Advisor for “cause,” will result in less funds available for distributions or investing in properties because it will trigger a significant one-time payment to the holder of the special limited partnership interests.

Other than a termination of our Advisor for “cause,” as defined in the advisory agreement with our Advisor, terminating our Advisor will trigger a one-time distribution of cash or limited partnership interests to Hartman vREIT XXI SLP LLC, a wholly owned subsidiary of the parent company of our Advisor, equal to 15% of our net cash flows, whether from continuing operations, the repayment of loans, the disposition of assets or otherwise, but only after our stockholders have received, in the aggregate, cumulative distributions equal to their total invested capital plus a 6.0% cumulative, non-compounded annual pre-tax return on such aggregated invested capital. In addition, the special limited partnership interest holder will be entitled to a separate payment of cash or of limited partnership interests, at the option of the holder of the interests, if it redeems its special limited partnership interests. This means that less cash would be available for distributions or to acquire properties, and may act as a deterrent to the termination of the Advisor.”

Management Compensation, page 78

13.       Comment:

In future filings that require Item 402 or Item 404 Regulation S-K disclosure, please disclose the amount of fees paid to your Advisor, break out the amounts paid pursuant to management fees, any subordinated participation and reimbursements.

Response:

In future filings that require Item 402 or Item 404 Regulation S-K disclosure, the Issuer undertakes to include the amount of fees paid to its Advisor, including a break out of the amounts paid pursuant to management fees, any subordinated participation and reimbursements, if applicable.

Conflicts of Interest, page 85

14.      Comment:

Please revise here and in the summary to more specifically describe those affiliates that are still raising funds and purchasing property, including the size of the affiliates, the amount of funds yet to be invested and how you intend to allocate investment opportunities.

Response:

The Issuer has revised the disclosure on pages 82-83 of Amendment No. 1 and elsewhere as appropriate to more specifically describe those affiliates that are still raising funds as requested.

The Issuer has also included its policies regarding the allocation of investment opportunities on page 85 of Amendment No. 1. These disclosures detail that, following the evaluation of several criteria, if a property is found to be equally suitable for the issuer and one of more of its affiliated programs, the property will be allocated to the Issuer or other affiliated programs on the basis of the purchase price of the property.

15.        Comment:

We note your disclosure on page 91 that your charter was reviewed and ratified by a majority of the board of directors consisting of a majority of independent directors. We also note that you currently have no independent directors. Please confirm that prior to the commencement of this offering you will have independent directors and all statements will be updated as applicable.

Response:

The Issuer hereby confirms that, prior to the commencement of the Offering, a majority of the Issuer’s board will be comprised of independent directors and that all relevant disclosure in the prospectus will be conformed accordingly. Further, the Issuer confirms that the Issuer’s charter will be reviewed and ratified by a vote of the Issuer’s directors, including a majority of the Issuer’s independent directors, as the Issuer discloses on page 64 of Amendment No. 1. The disclosure on page 88 of Amendment No. 1 has been revised to reflect that the Issuer’s charter and bylaws will be reviewed and ratified by the Issuer’s directors, including a majority of the Issuer’s independent directors.

Prior Performance Summary, page 104

16.       Comment:

We note your disclosure on page 104 that your Sponsor and its affiliates have sponsored five privately offered prior real estate programs. We further note your disclosure on page 106 concerning the nine private prior real estate programs sponsored by affiliates of your Sponsor. Please revise to reconcile this disclosure or advise.

Response:

The Issuer has revised the disclosure on pages 101-102 of Amendment No. 1 to disclose that five prior real estate programs have been sponsored by affiliates of our Sponsor, consistent with the disclosures on page 101 of Amendment No. 1.

Adverse Business Developments, page 107

17.       Comment:

We note your reference to Hartman Commercial Properties REIT; however, we are unable to locate the referenced disclosure. Please advise or revise.

Response:

The Issuer has revised the reference to Hartman Commercial Properties REIT on page 103 of Amendment No. 1 to remove the cross-reference.

18.       Comment:

We note your disclosure on page A-6 that investors have not yet experienced a liquidity event with respect to their investment in Hartman Development Fund, LLC. Please tell us how you determined that Hartman Development Fund had completed operations. In addition, please revise this section to disclose any programs that have not provided a liquidity event within the estimated or targeted time frame disclosed to investors at the time the securities were initially offered.

Response:

The Issuer notes the disclosures in the opening paragraph on page A-6 as well as footnote (2) to the initial table on page A-6 which disclose that “Hartman Development Fund LLC ended its offering and merged with and into Hartman Short Term Income Properties XIX, Inc., effective May

30, 2013.” The Issuer determined that Hartman Development Fund, LLC has completed operations as it no longer operates as Hartman Development Fund, but rather is a part of Hartman Short Term Income Properties XIX, Inc. as of the date of Amendment No. 1. The Issuer hereby confirms that there are no additional disclosures to be made regarding any programs that have not provided a liquidity event within the estimated or targeted time frame disclosed to investors at the time the securities were initially offered.

Note 2 – Summary of Significant Accounting Policies Organization and Offering Costs, page F-5

19.       Comment:

We note that offering costs will be expensed as incurred when recorded. Your policy appears to be inconsistent with the guidance in SAB Topic 5A which indicates costs directly attributable to a proposed or actual offering may properly be deferred and charged against the gross proceeds of the offering. Please clarify and/or revise accordingly.

Response:

The Issuer has revised the disclosure on page F-5 of Amendment No. 1 as shown in the blackline below:

“When recorded by the Company, organization and offering costs will be recorded as an offset to additional paid in capital .

We will revise the footnote disclosure in the annual report on Form 10-K for the year ended December 31, 2015.

Part II – Information Not Required in the Prospectus Appendix A, page A-1

20.       Comment:

We note your footnote on page A-4 that the estimated value per share reflects a 20% marketability discount. Please tell us what you mean to “a 20% marketability discount” and how it impacts these estimated values per share.

Response:

When the Issuer refers to “a 20% marketability discount” on the value per share determined by WKW Financial Advisors, it is referring to a 20% discount related to the lack of market and liquidity for the shares that is taken off of the per share value calculated based on the underlying assets and liabilities of the fund. This means that the values shown are 20% lower than initially calculated by WKW Financial Advisors.

21.       Comment:

Please revise Table III to separately provide distributions paid from (i) operations, (ii) sales of properties, (iii) offering proceeds and (iv) debt.

Response:

The Issuer has revised Table III on page A-4 in Amendment No. 1 to separately provide distributions paid from (i) operations, (ii) sales of properties, (iii) offering proceeds and (iv) debt.

Signatures

22.        Comment:

Please include the signature of your chief executive officer, Allen R. Hartman. Refer to Instruction 1 to Signatures on Form S-11 for guidance.

Response:

The Issuer apologizes for the oversight and has included the conformed signature of Allen R. Hartman on behalf of the Issuer in Amendment No. 1. The Issuer also undertakes to include the conformed signature of Allen R. Hartman on behalf of the Issuer in all future amendments to the Registration Statement in accordance with Instruction 1 to Signatures on Form S-11.

Exhibit Index

23.       Comment:

We note that the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please be advised that to the extent you are unable to file final and executed forms as exhibits, they may not be subsequently incorporated by reference.

Response:

The Issuer confirms that prior to effectiveness of the Registration Statement, the Issuer will file final executed agreements of all applicable exhibits.

Please contact me if you should need additional information or should have questions.

Sincerely,

/S/ Aaron C. Hendricson

  Aaron C. Hendricson

Enclosures

cc:	T. Levette Bagwell, Paralegal, Alston & Bird LLP

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